Exhibit 99.1

PRESS RELEASE

MeaTech Announces Filing of Provisional Patent Application for
Differentiation of Stem Cells to Produce Cultured Fat

The novel approach has the potential to significantly lower costs for cultivated fat production

Ness Ziona, Israel, September 1, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC), a technology company developing a suite of advanced manufacturing technologies to produce more environmentally friendly, cultured meat products, today announced it has filed a provisional patent application with the United States Patent and Trademark Office (USPTO) relating to methods that use purely plant-sourced inputs to guide targeted differentiation of embryonic mesenchymal stem cells (eMSCs) into adipocytes, which are fat cells. MeaTech’s goal for the novel technology covered by this provisional patent application is to allow for production of intramuscular fat as is typically found in marbled meat like Wagyu beef.

MeaTech believes that this approach has the potential to enhance processes for cultivated fat production, whether as a stand-alone product or as a support for the Company’s bioprinted structured meat technologies.

The filing of this provisional patent application represents another step forward in MeaTech’s ongoing mission to develop technology with the potential to reduce the cost and complexity of cultured meat production. As the materials involved are all sourced from plants, the approach supports the Company’s goal of using cell culturing media free of animal inputs.

Sharon Fima, CEO of MeaTech:
“The novel method covered by this provisional patent application employs 100% plant-sourced inputs to direct eMSC differentiation to fat cells. As we continue to work on developing and advancing technologies to produce cultivated fats and proteins, we are excited by the potential for using lower cost, plant-sourced cell-culturing inputs in hybrid as well as bioprinted products. Our ultimate goal is that eventually cultured grown meat will taste, feel, and be as nutritious as conventionally produced meat.”

About MeaTech 3D’s Patent Portfolio

MeaTech 3D seeks to obtain patent protection for its technologies, as well as registering other intellectual property rights for its business and technology assets in the United States and internationally. MeaTech aims to protect the technology, inventions and improvements that are commercially important to the development of its business, using the most effective and efficient intellectual property instruments, including patents, trademarks, and trade secrets.

To date, MeaTech has a portfolio of seven provisional and non-provisional patent applications with the USPTO and World Intellectual Property Organization (WIPO) filed through the International Patent System. These applications relate to two main fields (mechanical and biological), covering MeaTech 3D’s activities, products, and much of its supply chain, both pre- and post-processing.

About MeaTech 3D

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high-throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell-lines for beef, pork, and chicken. Cell-based ingredients are also believed to have significant potential to enhance the taste, aroma, and texture of plant-based protein products.

For more information, please visit https://meatech3d.com/.

Forward Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations for if and when patent applications, provisional or otherwise, could be granted, MeaTech’s expectations for the potential impact of technology covered by patent applications, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

For more information, please contact:

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.